UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of May

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                                                                     21 May 2007

                                                            BioProgress plc

                                                    (BioProgress' or the 'Company')

                                                   Acquisition of PharmaHerb Limited

London, UK, 21 May 2007: BioProgress (AIM: BPRG; NASDAQ: BPRG), the specialty pharma and healthcare company today announces the acquisition of PharmaHerb Limited ("PharmaHerb"), a UK-based vitamin and nutritional business. The consideration for the acquisition was £600,000 which has been settled by £150,000 cash and the issue of 694,981 ordinary shares of the Company with a value of
£450,000. Application will be made for these new ordinary shares to be admitted to trading on the AIM market of the London Stock
Exchange. It is expected that dealings will commence on 24 May 2007.

PharmaHerb  is  a  specialist  'Over-the-Counter'  ("OTC")  products  company,  whose  core  activities  include  product  formulation, manufacturing  and  packaging.  The  acquisition  includes  PharmaHerb's  Kudos range of brands  together  with its sales and marketing capabilities.  The Kudos brand is a premier  label  business  focused on the  promotion  of vitamin and  nutritional  products  through established and diversified  distribution  channels.  These  distribution  channels  include niche health shops,  pharmacies as well as supermarket chains. The business also has a direct-to-consumer internet sales capability (www.kudosvitamins.com).

The acquisition of PharmaHerb  creates an OTC platform for the Company with established  sales and marketing  channels which will allow
BioProgress  to directly  market its own OTC ranges into its  domestic  market.  Pharmaherb  acquired the assets of Kudos in March 2007 which  included  packaging  equipment,  stock,  formulations,  intellectual  property  as well as sales and  marketing  agreements  and established  channels to the OTC consumer  market.  The sales of Pharmaherb are  negligible  (2006 sales of Kudos were £255,000 and the business  invested  approximately  £1m in capital for assets and  infrastructure  growth),  however,  the assets represent an operating infrastructure and thus a low cost entry into the UK market.  BioProgress  expects to utilise these assets immediately to create strong organic  growth.  Combining the Kudos and Dexo product ranges will provide a broader  product  portfolio to further  develop and expand the acquired sales and  distribution  capabilities.  In particular the business will be used as a base to launch future UK Soluleaves™,
Meltums and other XGEL enhanced OTC products.

The  acquisition  is analogus to that of DMPL earlier in the year and will  provide a  significant  distribution  channel for the MINCI
DIET product range as well as supporting  the  co-promotion  of 'SlimThru'  obtained  through a partnership  agreement  with  Melbrosin
International, announced earlier this year.

Richard Trevillion, Chief Executive Officer said:

"The  acquisition  of PharmaHerb  Limited and the Kudos brand are an important  step as a launch pad for our own XGEL™ OTC products and to generate  revenues  within the UK market place.  The  acquisition  further  strengthens our position and reflects our drive into the growing niche branded OTC market.  The established  distribution  channels that come with this  acquisition  allows us greater and more rapid market access for our growing product portfolio."

For further information:

BioProgress Plc                                                                                             + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO
Hiral Patel, CFO

Buchanan Communications                                                                                    + 44 (0) 20 7466 5000
Rebecca Skye Dietrich
Mark Court

About BioProgress
BioProgress plc is an innovative  specialty  pharmaceutical and healthcare  business based around its platform  technologies in polymer and film systems.  Listed on London's AIM in May 2003 and on US NASDAQ in October 2004,  the company has over 80 patents  granted or in application  within 24 patent families and has product  development  agreements and strategic  alliances with several global companies.
As a virtually  integrated  business,  BioProgress  has acquired  sales and  marketing  resources  within Europe and the US as a launch mechanism for its own  pharmaceutical  products.  The business  continues to develop  innovative  delivery  mechanisms  using its XGEL™
polymer  technology,  replacing  the need to use  animal-derived  gelatine  in  pharmaceutical  and  healthcare  products.  For further information please go to www.bioprogress.com

Forward-Looking Information.
The Ordinary  Shares of  BioProgress  plc are  registered  under the US  Securities  and Exchange Act of 1934. To the extent that this announcement  contains certain  "forward-looking  statements"  within the meaning of the Private  Securities  Litigation  Reform Act of
1995, this paragraph  applies.  These  statements are based on management's  current  expectations  and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations  contained in the forward-looking  statements. The forward-looking  statements in this release include  statements  addressing  future financial and operating  results and the timing and benefits of the  reorganisation.  Detailed  information about factors pertinent to the business of the company that could cause actual results  to differ is set forth in the  Company"s  filings  with the  Securities  and  Exchange  Commission.  The  Company is under no obligation to (and expressly  disclaim any such obligation to) update or alter its  forward-looking  statements  whether as a result of new  information,  future  events  or  otherwise.  This  announcement  is for  information  only and does not  constitute  an offer or invitation  to acquire or dispose of any  securities  or  investment  advice. The  distribution  of the  announcement  and/or issue of securities in certain  jurisdictions may be restricted by law. Persons into whose possession this  announcement  comes are required to inform themselves about and to observe such restrictions.

END

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: May 21, 2007